Exhibit 99.1

510 Burrard St, 3rd Floor
Date: March 6, 2015	Vancouver BC, V6C 3B9
www.computershare.com

To:	All Canadian Securities Regulatory Authorities

Subject: NORSAT INTERNATIONAL INC

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 01, 2015
Record Date for Voting (if applicable) :	April 01, 2015
Beneficial Ownership Determination Date :	April 01, 2015
Meeting Date :	May 06, 2015
Meeting Location (if available) :	Metropolitan Hotel VAncouver 645 Howe Street Vancouver BC, V6C 2Y9
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	656512209	CA6565122091

Sincerely,

Computershare
Agent for NORSAT INTERNATIONAL INC